SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Sonera Corporation
(Name of Subject Company)

Telia AB (offeror)
(Name of Filing Persons)

Shares, no nominal value, and
American Depositary Shares, each representing one Share,
no nominal value
(Title of Class of Securities)

835 433 202

(CUSIP Number of Class of Securities)

Jan Henrik Ahrnell
General Counsel
Telia AB
Mårbackagatan 11
S-123 86 Farsta, Sweden
(+46 8) 713 1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Petri Haussila, Esq.
White & Case LLP
Eteläranta 14
FIN-00130 Helsinki, Finland
(+358 9) 228 641

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$262,295,210(1)	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on (i) the average of the high and low sales prices of the shares of Sonera Corporation on September 26, 2002, (ii) the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on September 26, 2002, which was $0.9755 per €1.00, and (iii) the number of Telia shares estimated to be (a) issued to holders of shares of Sonera Corporation in the United States in connection with the exchange offer (including to holders of American depositary receipts (ADSs) evidencing American depositary shares (ADSs) representing the right to receive Sonera shares and to holders of Sonera warrants entitling the holders to subscribe for Sonera shares) and (b) issued and sold outside of the United States in connection with the exchange offer but that may be resold in the United States from time to time during the distribution thereof.

(2)	Pursuant to Rule 0-11 (a) (2), the filing fee has been offset by the registration fee paid in connection with the filing of the Registration Statement of Telia AB on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002 (Reg. No. 333-100213).

     Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,131.16	Filing Party: Telia AB
Form or Registration No.: Form F-4	Date Filed: October 1, 2002

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Telia AB, a Swedish corporation (“Telia”). This Schedule TO relates to the offer (the “Offer”) by Telia to exchange Telia shares (“shares”), nominal value SEK 3.20, Telia American Depositary Shares (“ADSs”), each representing five Telia shares, and certain Telia warrants for Sonera shares, no nominal value, Sonera ADSs, each representing one Sonera share, and certain Sonera warrants of Sonera Corporation, a Finnish corporation (“Sonera”), upon the terms and subject to the conditions set forth in the Prospectus, dated October 1, 2002 (the “Prospectus”), which is incorporated by reference hereto as Exhibit (a)(1).

     Certain information set forth in the Prospectus is incorporated herein by reference in response to Items 1-11 of this Schedule TO.

Item 3. Identity and Background of Filing Person.

     (c)  Business and Background. The (i) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted and (ii) material occupations, positions, offices or employment during the last five years of each executive officer and director of Telia as set forth in Schedule I hereto are incorporated herein by reference.

     During the last five years, none of Telia, or to the best of its knowledge, Telia’s majority shareholder, the Kingdom of Sweden, or any of the persons listed in the tables set forth in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement ) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 12. Exhibits.

Exhibit No.

(a)(1)	Prospectus, dated October 1, 2002 (incorporated herein by reference to Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(2)	Acceptance Form for Sonera shares (incorporated herein by reference to Exhibit 99.1 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(3)	Acceptance Form for Sonera warrants (incorporated herein by reference to Exhibit 99.2 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(4)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.3 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.4 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.5 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to Clients (incorporated herein by reference to Exhibit 99.6 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(8)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.7 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(9)	Summary Advertisement as published in The New York Times on October 7, 2002 (incorporated herein by reference to Telia’s Form 425 filed on October 7, 2002).

(d)(1)	Combination Agreement between Telia AB and Sonera Corporation dated March 26, 2002 (incorporated herein by reference to Annex A of the Prospectus forming part of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

Exhibit No.

(d)(2)	Amendment, dated as of September 27, 2002 to the Combination Agreement between Telia AB and Sonera Corporation (incorporated herein by reference to Annex B of the Prospectus forming part of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(g)	None.

(h)	Opinion of White & Case LLP as to certain matters of U.S. taxation (incorporated herein by reference to Exhibit 8.1 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2002

TELIA AB

By:		/s/ Anders Igel

	Name: Title:	Anders Igel President and Chief Executive Officer

By:		/s/ Jan Henrik Ahrnell

	Name: Title:	Jan Henrik Ahrnell Vice President and General Counsel

SCHEDULE I

FILING PERSONS

     Following is a list of the directors and members of the group management team of Telia, each of whom is a citizen of the Kingdom of Sweden:

Current Employment
Name and		and Employment
Current Business Address:	Position in Telia:	History:

Members of the Board of
Directors:

Lars-Eric Petersson........ Skandia Insurance Company Ltd. 103 50 Stockholm Sweden	Chairman of the Board of Directors since 2000.	President and Chief Executive Officer of Skandia AB since 1997. Mr. Petersson is also a member of the board of directors of Skandia and Chairman of the board of directors of the National Agency for Higher Education.

Anders Igel..................... Telia AB Mårbackagatan 11 S-123 86 Farsta Sweden	President and Chief Executive Officer since July 1, 2002. Director since 1999.	President and Chief Executive Officer since July 1, 2002 and a member of the board of directors of Esselte AB. Prior to becoming the President and Chief Executive Officer of Telia, he was the President and Chief Executive Officer of Esselte AB from 1999 to July 1, 2002. Prior to his position at Esselte, he was an Executive Vice President at Ericsson AB and the Head of Ericsson’s Infocom Systems division from 1997 to 1999.

Peter Augustsson............ Saab Automobile AB 461 80 Trollhättan Sweden	Director since 2001.	Chairman of the board of directors and Chief Executive Officer of SAAB Automobile AB since 2000 and a member of the board of the Managing Directorat for the Association of Swedish Engineering Industries. Mr. Augustsson has worked for SAAB for the past five years.

Carl Bennet.................... Elanders AB Box 10404 S-434 24 Kungsbacka Sweden	Director since 2000.	Chairman of the board of directors of Boliden AB, Elanders AB, Getinge Industrier AB, University of Halmstad, Lifco AB, Scanrec AB and Sorb Industri AB, and a member of the board of directors of AMS (the National Labor Market Board) and the Center for Business and Policy Studies (SNS). During the past five years, he was President of Elanders AB from 1997 to 1999 and then became Chairman of the board of directors of Elanders in 1999.

Ingvar Carlsson.............. Gudöterrassen 931 135 53 Tyresö Sweden	Director since 2000.	Chairman of the Swedish Foundation for Strategic Research since 1997 and a board member of Studsvik AB since 1998. Previously, he was Prime Minister of Sweden from 1986 to 1991 and from 1994 to 1996.

Marianne Nivert............ Alviksvägen 26 S-167 53 Bromma Sweden	Director since 2001.	Member of Fjärde AP-fonden, Huddinge University Hospital, Lennart Wallenstams Byggnads AB, the Center for Business and Policy Studies (SNS), the Chalmers University of Technology Foundation, AB Svensk ExportKredit, Systembolaget AB, Svenskt Stål AB, Beijer Alma AB and the World Childhood Foundation. Ms. Nivert was President and Chief Executive Officer of Telia AB from October 11, 2000 to July 1, 2002. During the past five years, she has held a number of senior positions within Telia, including business area head of Telia Networks and Telia International Carrier.

Current Employment
Name and		and Employment
Current Business Address:	Position in Telia:	History:

Members of the Board of
Directors:

Lars Olofsson................. Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Director since 2001.	Executive Vice President of Nestlé S.A. since July 2001 and a member of the board of directors of Cereal Partners Worldwide. Mr. Olofsson is also a member of the board of directors of several companies within the Nestlé Group. During the past five years, he has also been Chairman and CEO of Nestlé France from 1997 to 2001 and CEO of Nestlé Norden from 1995 to 1997.

Caroline Sundewall........ Gislöv 7:9 276 60 Skillinge Sweden	Director since 2001.	Business consultant and a member of the boards of directors of Lifco AB and Strälfors AB. During the past five years, she has held the position of Business Commentator for Sydsvenskan from November 1992 to August 1999 and Business Editors Commentator for Finanstidningen from September 1999 to May 2001.

Elof Isaksson.................. Telia AB Märbackagatan 11 S-123 86 Farsta Sweden	Director since 2000.	Chairman of SEKO Telia group Union and a member of the board of directors of Telia Mobile AB. During the past five years, he has been employed by Telia.

Yvonne Karlsson........... Telia AB Märbackagatan 11 S-123 86 Farsta Sweden	Director since 2001.	Deputy Chairman of SIF-TELE and a member of the boards of directors of Telia Promotor AB and Telia Online AB. During the past five years, she has been employed by Telia.

Berith Westman............. Telia AB Märbackagatan 11 S-123 86 Farsta Sweden	Director since 2000.	Chairman of SIF-TELE and a member of the board of directors of Telia Pensionsstiftelse. During the past five years, she has been employed by Telia.

Members of the Group Management Team:(1)

Anders Igel......................	See Board of Directors above.

Jörgen Latte...................	Chief Financial Officer since September 2002.	Acting Chief Financial Officer since September 1, 2002. Mr. Latte joined Telia on September 1, 2000 as Financial Director of Telia Mobile AB. Prior to joining Telia, he was Chief Financial Officer of Tele2 AB from December 1, 1996 to August 31, 2000.

(1) The business address for the members of the Telia’s Group Management Team is: Telia AB Märbackagatan 11 S-123 86 Farsta, Sweden

Current Employment
Name and		and Employment
Current Business Address:	Position in Telia:	History:

Anders Gylder...................	Senior Vice President and head of Telia Sverige since 2001.	Senior Vice President and President of Telia Sverige since 2001. Prior thereto, he was the Business Area Manager for Telia Business Solutions at Telia from 2000 to 2001, the Director of SJ (Swedish Rail) Passenger Traffic from 1999 to 2000 and the President and Business Area Manager of Telia System & Service from 1998 to 1999.

Lars Härenstam...................	Executive Vice President and head of Human Resources and Group Business Development since 1999.	Executive Vice President and head of Human Resources and Group Business Development since 1999. Prior to joining Telia in 1999, he was Vice President of Human Resources and Communications at Ericsson Microwave Systems AB from 1994 to 1999. He is also a member of various boards of directors, including IHM Business School.

Kenneth Karlberg...................	Senior Executive Vice President and head of the Telia Mobile business area since 1999.	Senior Executive Vice President and Head of Telia Mobile since November 1, 1999. Mr. Karlberg has been employed by Telia since 1987 and, in addition to being the head of Telia Mobile, in the past five years he was also the Regional Director of Telia Mobile in 1996 and the President of Mobitel from 1997 to 1999.

Michael Kongstad...................	Senior Vice President and head of Corporate Communications since 2001.	Senior Vice President and Head of Corporate Communications since January 15, 2001. Prior thereto, he served as Managing Director for Burson-Marsteller’s Swedish operations from 2000 to 2001, Senior Vice President of Corporate Communications at Posten AB from 1997 to 2000, and Senior Vice President of Corporate Communications at WASA Insurance Group from 1994 to 1997.

Eva Lindqvist...................	Executive Vice President and head of Telia International Carrier business area since September 9, 2002.	Executive Vice President and President of Telia International Carrier business area since September 9, 2002. Ms. Lindqvist joined Telia in 2000 and was head of Telia’s Enterprises business area and then head of Telia’s Equity business area before becoming head of Telia International Carrier. Prior to coming to Telia, she held a number of positions at Ericsson AB where she worked for almost 20 years.

Jan Rudberg...................	Senior Executive Vice President since 1999.	Senior Executive Vice President of Telia Group since 1999. Mr. Rudberg has worked at Telia since 1994, before which he was President and Chief Executive Officer of Tele2 AB.

Kennet Rådne...................	Senior Vice President and head of Telia Networks business area since 2001.	Senior Vice President and Head of Telia Networks business area since August 1, 2001. Prior to joining Telia in 2001, over the course of the past five years Mr. Rådne has been the Chief Executive Officer for Ericsson Internet Solutions AB from July 1, 2000 to July 31, 2001, the Chief Executive Officer for Ericsson Business Consulting AB from March 1, 1999 to June 30, 2000, and the President of Ericsson Software Technology AB from May 1, 1995 to February 28, 1999. He has also been a member of the board of directors of AS Eesti Telekom since May 22, 2002 and AB Lietuvos Telekomas since April 26, 2002.

Current Employment
Name and		and Employment
Current Business Address:	Position in Telia:	History:

Indra Åsander...................	Senior Vice President and head of Telia Internet Services since 2001.	Senior Vice President and Head of Telia Internet Services since April 2001. Prior thereto, Ms. Åsander was Vice President in the Telia Networks business area from May 2000 to April 2001. During the past five years, she has also served as Senior Vice President at Vattenfall AB from June 1999 to May 2000 and divisional manager at Vattenfall AB from October 1995 to June 1999.

Joel Westin...................	Business Manager in the Telia Networks business area.	Business Manager in the Telia Networks business area since 2001. Since joining Telia in 1997, Mr. Westin has held the positions of Product Development Manager in the business development and product strategy division of the Telia International Carrier business area from 2000 to 2001, Business Development Manager at Telia SwedTel in 1999 and 2000 and Product Manager at Telia Telecom from 1997 to 1999.

EXHIBIT INDEX

Exhibit No.

(a)(1)	Prospectus, dated October 1, 2002 (incorporated herein by reference to Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(2)	Acceptance Form for Sonera shares (incorporated herein by reference to Exhibit 99.1 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(3)	Acceptance Form for Sonera warrants (incorporated herein by reference to Exhibit 99.2 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(4)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.3 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.4 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.5 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to Clients (incorporated herein by reference to Exhibit 99.6 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(8)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.7 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(a)(9)	Summary Advertisement as published in The New York Times on October 7, 2002 (incorporated herein by reference to Telia’s Form 425 filed on October 7, 2002).

(d)(1)	Combination Agreement between Telia AB and Sonera Corporation dated March 26, 2002 (incorporated herein by reference to Annex A of the prospectus forming part of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

Exhibit No.

(d)(2)	Amendment, dated as of September 27, 2002 to the Combination Agreement between Telia AB and Sonera Corporation (incorporated herein by reference to Annex B of the Prospectus forming part of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).

(g)	None.

(h)	Opinion of White & Case LLP as to certain matters of U.S. taxation (incorporated herein by reference to Exhibit 8.1 of Telia’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on October 1, 2002).